Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-169357

September 17, 2012

Pricing Term Sheet

Ingredion Incorporated

1.800% Senior Notes due 2017

Issuer:	Ingredion Incorporated
Principal Amount:	$300,000,000
Security Type:	Senior Notes
Maturity Date:	September 25, 2017
Coupon:	1.800%
Price to Public:	99.438%
Yield to Maturity:	1.918%
Spread to Benchmark Treasury:	+120 basis points
Benchmark Treasury:	0.625% due August 31, 2017
Benchmark Treasury Yield:	0.718%
Net Proceeds to Issuer:	$296,514,000

Use of Proceeds:	To repay approximately $200 million of outstanding indebtedness under the Issuer’s revolving credit facility and to use the remaining amount for general corporate purposes.
Interest Payment Dates:	March 25 and September 25, commencing March 25, 2013
Make-Whole Call:	At any time at Treasury plus 20 basis points
Trade Date:	September 17, 2012
Settlement Date:	September 20, 2012 (T+3)
Denominations:	$2,000 x $1,000
CUSIP/ISIN:	457187AA0 / US457187AA05
Ratings*:	Baa2/BBB/BBB
Joint Bookrunners:	J.P. Morgan Securities LLC Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC
BMO Capital Markets Corp. Mizuho Securities USA Inc. Fifth Third Securities, Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC Lloyds Securities Inc.
PNC Capital Markets LLC Rabo Securities USA, Inc.
U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533; Citigroup Global Markets Inc. toll-free at (877) 858-5407; or Merrill Lynch, Pierce Fenner & Smith Incorporated at (800) 294-1322.

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